Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
March 22, 2013
Pricing Supplement
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Stock-Linked Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
6 Year Income Plus Notes

▶ $165,000 Income Plus Notes with a 0.50% Minimum Annual Coupon

▶ 6 year maturity

▶ Linked to a basket of 5 Reference Stocks

▶ Repayment of principal at maturity

▶ Annual coupons based on the performance of every Reference Stock, subject to the Minimum Coupon Rate and the Performance-Based Coupon Rate

▶ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The 6 Year Income Plus Notes (the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in the Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-5 of this document, beginning on page S-3 of the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security / Total	$1,000.00/$165,000.00	$2.50/$412.50	$997.50/$164,587.50

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.25% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this pricing supplement.

The Notes:

Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.
6 Year Income Plus Notes



Linked to a Basket of 5 Reference Stocks

This pricing supplement relates an offering of Notes linked to a basket of five common stocks (each a "Reference Stock" and the basket the "Reference Asset"). The Notes will have the terms described in this pricing supplement and the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If the terms of the Notes are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control.

The purchaser of the Notes will acquire a senior unsecured debt security of HSBC USA Inc. with annual coupons linked to the performance of the Reference Stocks as described below. The following key terms relate to the Notes:

Issuer: HSBC USA Inc.

Principal Amount: $1,000 per Note

COUPON RATES		POTENTIAL ANNUAL COUPON	CUSIP/ ISIN
Minimum Coupon Rate	**Performance-Based Coupon Rate[1]**	**Minimum Coupon Rate or Combined Return[2]**	
0.50%	**8.00%[1]**	0.50% or 8.50%	40432XCV1/US40432XCV10

[1] Payment of any Performance-Based Coupon Rate is subject to the Final Price of each Reference Stock on the applicable Coupon Valuation Date being greater than or equal to its Initial Price.
[2] The Minimum Coupon Rate and Performance-Based Coupon Rate are shown together.

Reference Stocks: The common stocks of the Reference Stock Issuers:

Reference Stock Issuers	Ticker Symbol	Relevant Exchange	Industry	Initial Price[1]	Market Capitalization[2] (in billions)
Bristol-Myers Squibb Company	BMY	NYSE	Large Pharmaceuticals	$40.39	$66.13
ConocoPhillips	COP	NYSE	Integrated Oils	$60.91	$74.37
Intel Corporation	INTC	NASDAQ	Semiconductor Devices	$21.33	$105.50
AT&T Inc.	T	NYSE	Telecom Carriers	$36.43	$200.06
Walgreen Co.	WAG	NYSE	Pharmacies & Drug Stores	$46.49	$43.94

[1] For each Reference Stock, the Official Closing Price of such Reference Stock on the Pricing Date.
[2] Market capitalization (in billions) as of March 22, 2013. Source: Bloomberg L.P.

Payment at Maturity: For each Note, the Principal Amount plus any Coupon due on the Maturity Date.

Coupon: With respect to each Coupon Payment Date, for each $1,000 Principal Amount of Notes, the Coupon will be calculated as follows:
On the applicable Coupon Valuation Date, if the Reference Stock Return for <u>every</u> Reference Stock is greater than or equal to zero, you will receive:
$1,000 x (Performance-Based Coupon Rate + Minimum Coupon Rate)

On the applicable Coupon Valuation Date, if the Reference Stock Return for <u>any</u> Reference Stock is less than zero, you will receive:
$1,000 x Minimum Coupon Rate

Reference Stock Return: For each Reference Stock, on any Coupon Valuation Date:
$$\frac{\text{Final Price — Initial Price}}{\text{Initial Price}}$$

Minimum Coupon Rate: The per annum Minimum Coupon Rate, as indicated above

Performance-Based Coupon Rate: The per annum Performance-Based Coupon Rate, as indicated above

Coupon Valuation Dates and Coupon Payment Dates:	**Coupon Valuation Date***	**Coupon Payment Date**
	March 24, 2014	March 27, 2014
	March 24, 2015	March 27, 2015
	March 22, 2016	March 28, 2016
	March 22, 2017	March 27, 2017
	March 22, 2018	March 27, 2018
	March 22, 2019	March 27, 2019 (the Maturity Date)

* Subject to the adjustment as described under "Additional Note Terms — Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.

Initial Price: The Official Closing Price (as defined below) of the respective Reference Stock as determined by the calculation agent on the Pricing Date, as indicated above.

Final Price: The Official Closing Price of the respective Reference Stock on the relevant Coupon Valuation Date, adjusted as described under "Additional Note Terms — Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.

Official Closing Price: With respect to each Reference Stock, the Official Closing Price will be the relevant official price of one share of such Reference Stock on its Relevant Exchange as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange, as further described under "Additional Note Terms — Official Closing Price" in the accompanying Stock-Linked Underlying Supplement.

Trade Date: March 22, 2013

Pricing Date: March 22, 2013

Original Issue Date: March 27, 2013

Maturity Date: March 27, 2019. The Maturity Date is subject to adjustment as described under "Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

Form of Notes: Book-Entry

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

GENERAL

This pricing supplement relates an offering of Notes linked to the Reference Stocks identified on page PS-2. The purchaser of the Notes will acquire a senior unsecured debt security of HSBC USA Inc. linked to five Reference Stocks. Although the Notes relate to the Reference Stocks identified on page PS-2, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Stocks or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Stock-Linked Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-5 of this pricing supplement, beginning on page S-3 of the prospectus supplement and beginning on page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The Stock-Linked Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016685/v306693_424b2.htm

- The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

- The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you your Principal Amount plus any Coupon due on the Maturity Date.

Coupons

On each Coupon Payment Date, we will pay you the relevant Coupon relating to the Notes. The Coupon will vary, will be calculated on the relevant Coupon Valuation Date and will be equal to the relevant Minimum Coupon Rate or, if applicable, the relevant Performance-Based Coupon Rate plus the Minimum Coupon Rate. If, on a Coupon Valuation Date, the Reference Stock Return for every Reference Stock is equal to or greater than zero, the Coupon will be the Performance-Based Coupon Rate plus the Minimum Coupon Rate. If, on a Coupon Valuation Date, the Reference Stock Return for any Reference Stock is less than zero, the Coupon will be the Minimum Coupon Rate. The Coupon Payment Dates and the Maturity Date are subject to adjustment, as described under "Additional Note Terms — Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement. For information regarding the record dates applicable to the Notes, please see the section entitled "Description of Notes — Interest and Principal Payments — Recipients of Interest Payments" on page S-11 in the accompanying prospectus supplement.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You seek an investment that provides a full repayment of principal, subject to the credit risk of HSBC, if held to maturity, and an annual Coupon, based on the performance of each Reference Stock, that will be equal to the Minimum Coupon Rate or, if applicable, the Performance-Based Coupon Rate plus the Minimum Coupon Rate.

▶ You believe the prices of all of the Reference Stocks will generally increase or remain equal to their Initial Prices over the term of the Notes.

▶ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You believe the Coupon on the Coupon Payment Dates will be an amount sufficient to provide you with a satisfactory return on your investment.

▶ You are comfortable receiving only the Principal Amount of your Notes at maturity plus the Coupon that will not be less than the Minimum Coupon Rate or greater than the Performance-Based Coupon Rate plus the Minimum Coupon Rate.

▶ You are willing to invest in the Notes based on the sum of the Performance-Based Coupon Rate plus the Minimum Coupon Rate, which will limit your Coupon on any Coupon Payment Date.

▶ You are willing to forgo dividends or other distributions paid to holders of the Reference Stocks.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You seek an investment where the return is based on the actual performance of the Reference Stocks and is not limited to the Performance-Based Coupon Rate.

▶ You believe the prices of one or more of the Reference Stocks will decrease over the term of the Notes.

▶ You are unwilling to receive only the Principal Amount of your Notes at maturity plus the Coupon that will not be less than the Minimum Coupon Rate or greater than the Performance-Based Coupon Rate plus the Minimum Coupon Rate.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on any of the Reference Stocks.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the Reference Stocks. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— General risks related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The amount of the annual Coupon is uncertain and may be as low as the Minimum Coupon Rate.

The amount of the annual Coupon you receive is not fixed and will depend on the performance of each Reference Stock on the respective Coupon Valuation Dates. If the Reference Stock Return of <u>any</u> Reference Stock is less than zero on a Coupon Valuation Date, you will receive a Coupon equal to the Minimum Coupon Rate on the applicable Coupon Payment Date. The Minimum Coupon Rate is specified on page PS-2.

You will not directly participate in any appreciation in the value of Reference Stocks and your Coupon is limited to the Performance-Based Coupon Rate plus the Minimum Coupon Rate.

You will not directly participate in any appreciation in the value of the Reference Stocks. Instead, you will receive annual Coupons based upon the formula described under the captions "Coupon," "Minimum Coupon Rate" and "Performance-Based Coupon Rate" on page PS-2. The Coupons payable to you will be based upon whether the Reference Stocks appreciate or depreciate. Regardless of the extent to which the prices of the Reference Stocks appreciate, the Coupon will not exceed the Performance-Based Coupon Rate plus the Minimum Coupon Rate. Therefore, you may earn significantly less by investing in the Notes than you would have earned by investing directly in the Reference Stocks relevant to your Notes.

The amount payable on the Notes is not linked to the price of the Reference Stocks at any time other than on the Coupon Valuation Dates, including the final Coupon Valuation Date.

The return on the Notes will be based on the Official Closing Prices of the Reference Stocks on the applicable Coupon Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the Reference Stocks appreciates prior to the applicable Coupon Valuation Date but then decreases on that day to prices that are at or below the Initial Prices, the Coupon payable will be limited to the Minimum Coupon Rate, and will be less than it would have been had the Notes been linked to the value of the Reference Stocks prior to that decrease. Although the actual price of the Reference Stocks on the stated Maturity Date or at other times during the term of the Notes may be higher than the Official Closing Price of the Reference Stocks on any Coupon Valuation Date, the return on the Notes will be based solely on the Official Closing Prices of the Reference Stocks on the applicable Coupon Valuation Date, including the final Coupon Valuation Date.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any Coupons or return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

While the payment at maturity described in this pricing supplement is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

The Notes are not insured by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Notes.

Tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in the Notes, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

DESCRIPTION OF THE REFERENCE STOCKS

BRISTOL-MYERS SQUIBB COMPANY (BMY)

Description of Bristol-Myers Squibb Company

Bristol-Myers Squibb Company has stated in its filings with the SEC that it is a global biopharmaceutical company that develops, licenses, manufactures, markets and sells pharmaceutical and nutritional products. Information filed by BMY with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-01136 or its CIK Code: 0000014272.

Historical Performance of Bristol-Myers Squibb Company

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from October 1, 2007 through March 22, 2013. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
December 31, 2007	$30.23	$26.52	$26.52	September 30, 2010	$28.00	$24.23	$27.11
March 31, 2008	$27.36	$20.11	$21.30	December 31, 2010	$27.72	$25.10	$26.48
June 30, 2008	$23.49	$19.43	$20.53	March 31, 2011	$27.96	$24.97	$26.43
September 30, 2008	$22.92	$19.70	$20.85	June 30, 2011	$29.48	$26.40	$28.96
December 31, 2008	$23.75	$16.00	$23.25	September 30, 2011	$31.90	$25.69	$31.38
March 31, 2009	$23.98	$17.24	$21.92	December 30, 2011	$35.44	$30.10	$35.24
June 30, 2009	$22.13	$18.83	$20.31	March 30, 2012	$35.44	$31.65	$33.75
September 30, 2009	$23.28	$19.19	$22.52	June 29, 2012	$35.95	$32.29	$35.95
December 31, 2009	$26.50	$21.67	$25.25	September 28, 2012	$36.34	$31.37	$33.75
March 31, 2010	$27.07	$23.49	$26.70	December 31, 2012	$34.55	$30.64	$32.59
June 30, 2010	$27.01	$22.25	$24.94	March 22, 2013*	$40.47	$32.17	$40.39

* As of the date of this pricing supplement available information for the first calendar quarter of 2013 includes data for the period from January 2, 2013 through March 22, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for first calendar quarter of 2013.

The graph below illustrates the daily performance of BMY's common stock from March 22, 2008 through March 22, 2013 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on March 22, 2013 was $40.39. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



CONOCOPHILLIPS (COP)

Description of ConocoPhillips

ConocoPhillips has stated in its filings with the SEC that it explores for, produces, transports and markets crude oil, natural gas, natural gas liquids, liquefied natural gas and butane on a worldwide basis. Information filed by COP with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-32395 or its CIK Code: 0001163165.

Historical Performance of ConocoPhillips

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from October 1, 2007 through March 22, 2013. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
December 31, 2007	$68.53	$56.55	$67.31	September 30, 2010	$44.23	$36.64	$43.78
March 31, 2008	$68.39	$51.72	$58.10	December 31, 2010	$52.28	$43.31	$51.91
June 30, 2008	$73.15	$57.59	$71.96	March 31, 2011	$62.36	$50.70	$60.88
September 30, 2008	$72.15	$51.31	$55.84	June 30, 2011	$62.31	$53.43	$57.32
December 31, 2008	$54.93	$31.51	$39.49	September 30, 2011	$60.99	$46.04	$48.27
March 31, 2009	$43.77	$26.02	$29.85	December 30, 2011	$56.34	$44.71	$55.55
June 30, 2009	$37.13	$28.60	$32.06	March 30, 2012	$59.67	$51.84	$57.94
September 30, 2009	$35.91	$29.44	$34.43	June 29, 2012	$58.94	$50.63	$55.88
December 31, 2009	$41.26	$34.23	$38.93	September 28, 2012	$58.90	$52.84	$57.18
March 31, 2010	$41.01	$35.56	$39.01	December 31, 2012	$59.64	$53.96	$57.99
June 30, 2010	$46.14	$36.98	$37.42	March 22, 2013*	$62.04	$56.78	$60.91

* As of the date of this pricing supplement available information for the first calendar quarter of 2013 includes data for the period from January 2, 2013 through March 22, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for first calendar quarter of 2013.

The graph below illustrates the daily performance of COP's common stock from March 22, 2008 through March 22, 2013 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on March 22, 2013 was $60.91. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



INTEL CORPORATION (INTC)

Description of Intel Corporation

Intel Corporation has stated in its filings with the SEC that it designs, manufactures and sells computer components and related products. Information filed by INTC with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-06217 or its CIK Code: 0000050863.

Historical Performance of Intel Corporation

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from October 1, 2007 through March 22, 2013. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
December 31, 2007	$27.99	$24.32	$26.66	September 30, 2010	$22.25	$17.60	$19.23
March 31, 2008	$26.34	$18.05	$21.18	December 31, 2010	$22.07	$18.78	$21.03
June 30, 2008	$25.29	$20.50	$21.48	March 31, 2011	$22.20	$19.72	$20.17
September 30, 2008	$24.75	$17.27	$18.73	June 30, 2011	$23.96	$19.36	$22.16
December 31, 2008	$18.69	$12.07	$14.66	September 30, 2011	$23.39	$19.16	$21.33
March 31, 2009	$15.83	$12.05	$15.05	December 30, 2011	$25.78	$20.40	$24.25
June 30, 2009	$16.74	$14.62	$16.55	March 30, 2012	$28.44	$24.39	$28.11
September 30, 2009	$20.65	$15.78	$19.57	June 29, 2012	$29.27	$24.84	$26.65
December 31, 2009	$21.26	$18.31	$20.40	September 28, 2012	$26.90	$22.48	$22.68
March 31, 2010	$22.74	$18.96	$22.26	December 31, 2012	$23.17	$19.23	$20.63
June 30, 2010	$24.28	$19.40	$19.45	March 22, 2013*	$23.06	$20.10	$21.33

* As of the date of this pricing supplement available information for the first calendar quarter of 2013 includes data for the period from January 2, 2013 through March 22, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for first calendar quarter of 2013.

The graph below illustrates the daily performance of INTC's common stock from March 22, 2008 through March 22, 2013 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on March 22, 2013 was $21.33. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



AT&T INC. (T)

Description of AT&T Inc.

AT&T Inc. has stated in its filings with the SEC that it is a communications holding company that provides local and long-distance phone service, wireless and data communications, internet access and messaging, IP-based and satellite television, security services, telecommunications equipment, and directory advertising and publishing. Information filed by T with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-08610 or its CIK Code: 0000732717.

Historical Performance of AT&T Inc.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from October 1, 2007 through March 22, 2013. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
December 31, 2007	$42.79	$36.25	$41.56	September 30, 2010	$29.15	$23.89	$28.60
March 31, 2008	$41.94	$32.95	$38.30	December 31, 2010	$29.55	$27.50	$29.38
June 30, 2008	$40.70	$32.64	$33.69	March 31, 2011	$30.96	$27.20	$30.60
September 30, 2008	$33.58	$27.51	$27.92	June 30, 2011	$31.93	$29.91	$31.41
December 31, 2008	$30.65	$20.90	$28.50	September 30, 2011	$31.77	$27.29	$28.52
March 31, 2009	$29.46	$21.62	$25.20	December 30, 2011	$30.30	$27.41	$30.24
June 30, 2009	$27.09	$23.38	$24.84	March 30, 2012	$31.97	$29.02	$31.23
September 30, 2009	$27.68	$23.19	$27.01	June 29, 2012	$36.00	$29.95	$35.66
December 31, 2009	$28.61	$25.00	$28.03	September 28, 2012	$38.58	$34.24	$37.70
March 31, 2010	$28.67	$24.61	$25.84	December 31, 2012	$38.43	$32.71	$33.71
June 30, 2010	$26.75	$23.78	$24.19	March 2, 2013*	$36.87	$32.76	$36.43

* As of the date of this pricing supplement available information for the first calendar quarter of 2013 includes data for the period from January 2, 2013 through March 22, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for first calendar quarter of 2013.

The graph below illustrates the daily performance of T's common stock from March 22, 2008 through March 22, 2013 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on March 22, 2013 was $36.43. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



WALGREEN CO. (WAG)

Description of Walgreen Co.

Walgreen Co. has stated in its filings with the SEC that it operates retail drugstores that offer a wide variety of prescription and non-prescription drugs as well as general goods. Information filed by WAG with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-00604 or its CIK Code: 0000104207.

Historical Performance of Walgreen Co.

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Stock for each quarter in the period from October 1, 2007 through March 22, 2013. We obtained the data in these tables from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of the Reference Stock should not be taken as an indication of future performance of the Reference Stock.**

QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER HIGH	QUARTER LOW	QUARTER CLOSE
December 31, 2007	$47.24	$35.80	$38.08	September 30, 2010	$34.12	$26.27	$33.50
March 31, 2008	$38.89	$32.50	$38.09	December 31, 2010	$40.20	$33.05	$38.96
June 30, 2008	$39.00	$32.41	$32.51	March 31, 2011	$44.06	$38.45	$40.14
September 30, 2008	$37.85	$30.26	$30.96	June 30, 2011	$45.34	$40.31	$42.46
December 31, 2008	$30.96	$21.34	$24.67	September 30, 2011	$44.26	$32.00	$32.89
March 31, 2009	$28.38	$21.39	$25.96	December 30, 2011	$35.34	$30.35	$33.06
June 30, 2009	$32.20	$25.61	$29.40	March 30, 2012	$35.35	$32.32	$33.49
September 30, 2009	$38.44	$27.89	$37.47	June 29, 2012	$36.04	$28.53	$29.58
December 31, 2009	$40.69	$35.10	$36.72	September 28, 2012	$36.90	$29.35	$36.44
March 31, 2010	$37.60	$33.00	$37.09	December 31, 2012	$37.75	$31.88	$37.01
June 30, 2010	$37.95	$26.33	$26.70	March 22, 2013*	$46.49	$36.34	$46.49

* As of the date of this pricing supplement available information for the first calendar quarter of 2013 includes data for the period from January 2, 2013 through March 22, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for first calendar quarter of 2013.

The graph below illustrates the daily performance of WAG's common stock from March 22, 2008 through March 22, 2013 based on information from the Bloomberg Professional® service. The market price of the Reference Stock on March 22, 2013 was $46.49. *Past performance of the Reference Stock is not indicative of the future performance of the Reference Stock.*



ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical. These examples are representative of only a few possible scenarios concerning increases or decreases in the prices of the Reference Stocks relative to their Initial Prices and how those increases and decreases affect the Coupons payable on the Notes. We cannot predict the Official Closing Prices of the Reference Stocks on the Coupon Valuation Dates. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and you should not take these examples as an indication or assurance of the expected performance of the Reference Stocks or the return on the Notes. The total payment you receive over the term of the Notes may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC.

The examples below illustrate the Coupon Payments on a $1,000 investment in the Notes for a hypothetical range of performance for the Reference Stocks. The following results are based solely on the assumptions outlined below. The potential returns described here show potential valuations for different Coupon Valuation Dates during the term of the Notes. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing below have been rounded for ease of analysis.

▸ Principal Amount: $1,000

▸ Minimum Coupon Rate: 0.50%

▸ Performance-Based Coupon Rate: 8.00%

The Initial Prices were determined on the Pricing Date.

Example 1: The Reference Stock Return for each Reference Stock is greater than or equal to zero on the Coupon Valuation Date

Reference Stock	Hypothetical Reference Stock Return
BMY	12.00%
COP	2.50%
INTC	5.00%
T	1.00%
WAG	2.00%
Minimum Coupon Rate =	**0.50%**
Performance-Based Coupon Rate =	**8.00%**
Coupon =	**$85.00**

Explanation for Example 1

As illustrated above, the hypothetical Reference Stock Return for each of the 5 Reference Stocks is greater than or equal to zero. Therefore, even though the hypothetical Reference Stock Return for one of the Reference Stocks is greater than the Performance-Based Coupon Rate plus the Minimum Coupon Rate, the payment will be limited to the Performance-Based Coupon Rate of 8.00% plus the Minimum Coupon Rate of 0.50%. Therefore, you receive a Coupon of $85.00 on the applicable Coupon Payment Date.

Example 2: The Reference Stock Return for 1 of the 5 Reference Stocks is less than zero on the Coupon Valuation Date

Reference Stock	Hypothetical Reference Stock Return
BMY	12.00%
COP	5.00%
INTC	5.00%
T	0.00%
WAG	-4.00%
Minimum Coupon Rate =	**0.50%**
Performance-Based Coupon Rate =	**8.00%**
Coupon =	**$5.00**

Explanation for Example 2

As illustrated above, the hypothetical Reference Stock Return of 4 of the 5 of the Reference Stocks (BMY, COP, INTC and T) is greater than or equal to zero. However, the Reference Stock Return of 1 of the 5 Reference Stocks (WAG) is less than zero. Because the Reference Stock Return is less than zero for one of the Reference Stocks, the Coupon will equal the Minimum Coupon Rate. Therefore, you receive a Coupon of $5.00 on the applicable Coupon Payment Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus), the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in Payment at Maturity in this pricing supplement and (ii) any accrued but unpaid interest payable. In such a case, the business day immediately preceding the date of acceleration will be used as the Coupon Valuation Date for purposes of determining the Coupon payable on the Notes on the accelerated Maturity Date. The accelerated Maturity Date will be the third business day following the accelerated final Coupon Valuation Date.

If such Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to such Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sales of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.25% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as variable rate debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as variable rate debt instruments for all U.S. federal income tax purposes and, based on certain factual representations received from us, in the opinion of Morrison & Foerster LLP, our special U.S. tax counsel, it is reasonable to treat the Notes as variable rate debt instruments. Assuming the Notes are treated as variable rate debt instruments, Coupons paid on the Notes generally should be taxable to you as ordinary interest income at the time they accrue or are received in accordance with the your regular method of accounting for U.S. federal income tax purposes. You should review the discussion set forth in "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Variable Rate Debt Instruments" in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss.

We will not attempt to ascertain whether any Reference Stock Issuer would be treated as a passive foreign investment company ("PFIC") or a United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If a Reference Stock Issuer were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC by the Reference Stock Issuers and consult your tax advisor regarding the possible consequences to you if a Reference Stock Issuer is or becomes a PFIC or a USRPHC.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. For example, the Notes may be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, subject to taxation under the "noncontingent bond method," as described in the discussion under "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the accompanying prospectus supplement. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the Notes.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.

TABLE OF CONTENTS

Pricing Supplement

Stock-Linked Underlying Supplement

Prospectus Supplement

Prospectus

HSBC USA Inc.

$165,000   6 Year Income Plus Notes with a 0.50% Minimum Annual Coupon

March 22, 2013

PRICING SUPPLEMENT